                Exhibit 4.19

HIBERNIA CORPORATION

RETIREMENT SECURITY PLAN

AMENDMENT NO. 5

(Amended Merger Agreement)

Whereas, Hibernia Corporation, a corporation organized and existing under the laws of the State of Louisiana (the “Company”), maintains the Retirement Security Plan, a plan intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and to be an “employee pension benefit plan” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and to comply with the provisions of ERISA Section 404(c) (the “Plan”);

Whereas, the Plan offers for investment thereunder a unitized pooled or collective fund, the assets of which are comprised primarily or solely of no par value common stock issued by the Company, which is a qualifying employer security within the meaning of ERISA Section 407(d)(5) (“Employer Securities”);

Whereas, under the terms of the Plan, Participants (as defined in the Plan), Beneficiaries (as defined in the Plan) and alternate payees (within the meaning of ERISA Section 206(d)(3)) therein are entitled to direct the voting of Employer Securities deemed allocated to their accounts and to direct the exercise of all rights and privileges appurtenant thereto (any such person whose accounts are invested in whole or in part in Employer Securities as of the applicable record or similar date designated by the Company, or, as applicable, any Beneficiary (as defined in the Plan) or alternate payee with respect to such Participant account, is referred to herein as a “Beneficial Owner”);

Whereas, pursuant to an Agreement and Plan of Merger dated as of March 6, 2005, as amended by Amendment No. 1 to the Agreement and Plan of Merger dated as of September 6, 2005 (as so amended, the “Amended Merger Agreement”), by and between the Company and Capital One Financial Corporation (“Capital One”), the Company has agreed to merge with and into Capital One (the “Merger”), with Capital One the surviving entity in the Merger, and Capital One (or an affiliate thereof) will be deemed the sponsor of the Plan;

Whereas, shareholders of the Company, including Beneficial Owners, are entitled to vote to approve the Merger and to elect the type of merger consideration to be received in exchange for Employer Securities if the Merger is completed, subject to proration as provided in the Amended Merger Agreement;

Whereas, pursuant to a Resolution dated April 20, 2005, the Board of Directors of the Company delegated to the Employee Benefit Plans Committee of the Company (the “Committee”) the authority to amend the Plan and to take any and all other actions and do all other things as the Committee deems, in its discretion, necessary or appropriate to facilitate the consummation of the Merger and the other transactions contemplated thereby.

Now, Therefore, effective as of the date written below, the Plan shall be amended as follows:

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1.            Subparagraph c of paragraph 15.5 of the Plan (as set forth in Amendment No. 2 thereto) shall be amended and restated, to read in its entirety as follows:

c.	Power and Authority: Notwithstanding any provision of this Plan to the contrary, the Voting Fiduciary shall have the exclusive power and authority to:
i.

As soon as is reasonably practicable prior to any annual or special meeting of the Employer’s shareholders, furnish (or cause to be furnished) to each Beneficial Owner (determined as of the applicable record date by the Committee or a third party recordkeeper designated by the Committee or the Employer) a copy of any proxy solicitation material furnished to shareholders of the Employer, together with a form requesting confidential instructions on how Employer Securities allocated to each such Beneficial Owner’s Accounts are to be voted and how other rights and privileges appurtenant to such securities are to be exercised, which form shall also disclose how a Beneficial Owner may timely and properly submit such instructions; provided, however, that such form shall be distributed in accordance with procedures established by the Committee.

ii.

Prepare and distribute (or cause to be distributed) to each Beneficial Owner such additional information concerning the exercise of voting or other rights and privileges appurtenant to Employer Securities as the Voting Fiduciary, in its discretion, deems necessary or appropriate; such additional information is to be distributed at such time or times as the Voting Fiduciary deems appropriate in accordance with procedures established by the Committee.

iii.

Hold in confidence (or cause to be held in confidence) the voting and other instructions received from each Beneficial Owner, except to the extent disclosure is required to comply with Federal or state law not preempted by ERISA.

iv.

Notwithstanding any provision of the Plan to the contrary, direct the Trustee to vote Employer Securities or to exercise rights and privileges with respect to Employer Securities, as applicable, in accordance with timely and proper instructions received from Beneficial Owners. The Voting Fiduciary, in its sole discretion, shall direct the Trustee to vote Employer Securities with respect to which no instructions are received from Beneficial Owners and Employer Securities with respect to which untimely or improper instructions are received from Beneficial Owners and to exercise the other rights and privileges appurtenant to such securities, as applicable, as the Voting Fiduciary directs, subject to applicable requirements under ERISA.

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v.	Employ such third parties as may be necessary or appropriate to effect its duties and obligations hereunder, which may include third parties employed by the Employer for a similar purpose.
vi.	Enter into such ancillary agreements with such persons as it deems necessary or appropriate to effectuate the foregoing power and authority.

2.            Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Plan.

Further Resolved, that as of November 16, 2005 or such later date as the Merger and the other transactions contemplated by the Amended Merger Agreement (including, without limitation, the delivery to the Plan of the merger consideration to be received in exchange for Employer Securities held by the Plan) are completed in their entirety, the amendment and restatement of subparagraph c of paragraph 15.5 of the Plan effected by this Amendment No. 5 shall be deemed to be automatically repealed and of no effect, without the necessity of any further resolution or other action on the part of the Committee, and subparagraph c of paragraph 15.5 of the Plan shall thereafter read as set forth in Amendment No. 2 to the Plan dated and effective as of June 9, 2005.

This Amendment No. 5 has been executed in multiple originals on this 5th day of October, 2005.

Hibernia Corporation, acting through its
Employee Benefit Plans Committee

By:

Its: Chairman

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